EXHIBIT 12.1

Neiman Marcus, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal year ended
(in thousands, except ratios)	July 28, 2012	July 30, 2011	July 31, 2010		August 1, 2009	August 2, 2008

Fixed Charges:
Interest on debt	$167,916	$266,816	$219,400		$221,951	$233,557
Amortization of debt discount and expense	8,457	14,661	18,697		17,185	14,217
Interest element of rentals	27,687	26,301	25,146		24,750	27,291
Total fixed charges	$204,060	$307,778	$263,243		$263,886	$275,065
Earnings (loss):
Earnings (loss) from continuing operations before income taxes	$228,337	$49,264	$(5,313)		$(888,491)	$226,629
Add back:
Fixed charges	204,060	307,778	263,243		263,886	275,065
Amortization of capitalized interest	1,142	1,115	1,112		1,058	1,018
Less:
Capitalized interest	(1,080)	(535)	(286)		(993)	(3,036)
Total earnings (loss)	$432,459	$357,622	$258,756		$(624,540)	$499,676
Ratio of earnings to fixed charges (a)	2.1	1.2		(b)	(c)	1.8

(a)           Interest associated with income tax liabilities is excluded from our calculation.

(b)           For fiscal year 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $4.5 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.

(c)           For fiscal year 2009, the aggregate amount of fixed charges exceeded our earnings by approximately $888.4 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.  The deficiency of the ratio of earnings to fixed charges for fiscal year 2009 is primarily due to the pretax impairment charges related to 1) $329.7 million for the writedown to fair value of goodwill, 2) $343.2 million for the writedown to fair value of the net carrying value of tradenames and 3) $30.3 million for the writedown to fair value of the net carrying value of certain long-lived assets.